January 5, 2017

Courtney L. Lindsay II,

Attorney Advisor,

Securities and Exchange Commission,

Mail Stop 3720,

100 F Street,

Washington, D.C. 20549-0510.

Re:	Acceleration Request for AT&T Inc.
Registration Statement on Form S-4
(File No. 333-214712)

Dear Mr. Lindsay:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), AT&T Inc. (the “Registrant”) hereby respectfully requests that the effective date of the above-captioned Registration Statement on Form S-4 (the “Registration Statement”) be accelerated to, and that the Registration Statement be declared effective as soon as practicable on January 6, 2017.

In the event that there is any change in the acceleration request set forth in the preceding paragraph, the Registrant will promptly notify the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) of such change, in which case the Registrant may be making an oral request for acceleration of the effectiveness of the Registration Statement, as amended, in accordance with Rule 461 of the General Rules and Regulations under the Securities Act. Such notification may be made by any officer of the Registrant or by any lawyer with Sullivan & Cromwell LLP.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Eric M. Krautheimer at Sullivan & Cromwell LLP via telephone at (310) 712-6678 or via e-mail at krautheimere@sullcrom.com.

Sincerely,

AT&T Inc.

/s/ Wayne A. Wirtz
Name:	Wayne A. Wirtz
Title:	Associate General Counsel

cc:	Eric M. Krautheimer
(Sullivan & Cromwell LLP)